Three Copley Place

Boston, MA 02116

July 21, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4041

Attention: John M. Ganley

Re:	Business Development Corporation of America II

Post-Effective Amendment No. 2 to Registration Statement on Form N-2

File No. 333-197447

Dear Mr. Bartz:

Acting as dealer manager of Business Development Corporation of America II (the “Registrant”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby join in the request of the Registrant to request the acceleration of the effective date of the Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 to 10:00 a.m. Eastern Time on July 22, 2015, or as soon thereafter as is practicable.

Sincerely,

By: Realty Capital Securities, LLC

By:/s/ Louisa Quarto
Name: Louisa Quarto
Title: President